 AIB Acquisition Corporation

875 Third Avenue, Suite M204A

New York, NY 10022

January 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. Timothy S. Levenberg

Re:	AIB Acquisition Corporation.
Registration Statement on Form S-1
Filed October 29, 2021, as amended
File No. 333-260594

Dear Mr. Levenberg:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, AIB Acquisition Corporation hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. ET on January 18, 2022, or as soon as practicable thereafter.

Very truly yours,

/s/ Eric Chen
Eric Chen
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP